February 24, 2005

Sent via Electronic Filing

Joseph Foti
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3-3
Washington, D.C. 20549-0305

Re:     Flight Safety Technologies, Inc.
           Form 10-KSB for the year ended May 31, 2004
           File No. 0-15159

Dear Mr. Foti:

In response to your letter dated February 9, 2005, the Company offers the following responses to your comments.

Other

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

28 Cottrell Street • Mystic, CT 06355 • Phone 860-245-0191 • Fax 860-536-6607

Joseph Foti
February 24, 2005

Form 10-KSB for the fiscal year ended May 31, 2004

Item 6 - Management Discussion and Analysis or Plan of Operation
Critical Accounting Policies and Estimates, page 26

1.

Your critical accounting policies disclosures should be expanded to address each accounting policy that requires management's most difficult, subjective or complex judgments. For example, you should provide disclosure addressing any uncertainties or significant judgments surrounding the revenue recognition process and your percentage of completion calculation. Additionally, please ensure that you do not duplicate the accounting policy disclosures in the notes to the financial statements. For further guidance refer to FRR 72.

Response:

The Company continuously reviews and will expand its critical accounting policies disclosures where required or appropriate in all subsequent filings. With respect to the Company's revenue recognition process, the Company believes that, except as noted below, its percentage of completion calculations for work performed under its cost plus fixed fee contract with the federal government do not contain the uncertainties or significant judgments, which would otherwise be involved in a more typical application of the percentage of completion method of revenue recognition (e.g., construction contracts). Pursuant to its contract with the federal government, the government "holds back" the last 15% of the Company's fee. Based upon the Federal Acquisition Regulations ("FAR") and its past experience indicating a high probability of collection of this fee, the Company recognizes these held back amounts as revenue under the percentage of completion method. Uncertainty and subjective judgment do impact certain adjustments to indirect expenses the government would classify as unallowable or unreasonable under the FAR. The Company has discussed these adjustments where appropriate in the MD&A section of its filings, and, in particular, under the Critical Accounting Policy section of its MD&A in its Form 10-KSB for the year ended May 31, 2004 and its Form 10-QSB of the quarter ended November 30, 2004. These adjustments also are relevant to and discussed under 2., immediately below. The above 15% fee holdback represents approximately $56,000 of the total unbilled receivable as of May 31, 2004.

28 Cottrell Street • Mystic, CT 06355 • Phone 860-245-0191 • Fax 860-536-6607

Joseph Foti
February 24, 2005

Liquidity and Capital Resources, page 30
2.

The difference between provisional and actual rates, for overhead as well as general administrative expenses, was recorded as $133,000 of unbilled receivables. However, actual rates incurred have not been approved by the government. Therefore, tell us how collectability was reasonably assured and persuasive evidence of an arrangement existed on May 31, 2004. For future guidance refer to SAB 104.

Response:

Pursuant to its contract with the federal government, the government generally has agreed to pay the Company its direct and indirect costs plus a fixed fee. The contract has no cost caps and allows for adjustments to estimated costs. The Company calculated and the government approved a provisional, i.e. estimated, general and administrative rate of 28% and expects the actual rate to be approximately 35%, which it believes is reasonable for a company of its size. The difference between these rates is $133,000 as of May 31, 2004 and is part of the Company's unbilled receivable. The Company believes that it will recover this unbilled receivable from the government and that its actual rate will pass government review and audit because it has screened those costs which are unallowable or unreasonable in the judgment of the Company. The Company disclosed this process under "Critical Accounting Policies" and elsewhere in its MD&A in its Form 10-KSB for year ended May 31, 2004 and Form 10-QSB for its quarter ended November 30, 2004.

An arrangement existed on May 31, 2004 in the form and nature of the procedures under the FAR that enable the Company to recover its actual costs that are allowable and reasonable. The Company has provided written notice to the government required by the FAR of the revised total cost of performing the contract. Under its contract, the Company is entitled to receive the revised amounts if they are allowable and reasonable and the contracting officer approves the cost growth due to rate adjustments. Based on the experience of the Company's management under these procedures, the Company reasonably believes that it will receive these amounts upon government review and audit and therefore has recognized them as revenue. This topic was discussed in more detail on the top of page 27 of the filing, in the second paragraph under the heading "Critical Accounting Policies and Estimates."

28 Cottrell Street • Mystic, CT 06355 • Phone 860-245-0191 • Fax 860-536-6607

Joseph Foti
February 24, 2005

Item 7 - Financial Statements Auditors Report, page F-2
3.	Your audit report does not contain the name of the audit firm that performed your year end audit. As such, please provide us an audit report with the name of the audit firm.
	Response:	The audit report for our fiscal year ended as of May 31, 2004 is attached hereto as Exhibit 1, and includes the name of the audit firm.
Note 2 - Contracts Receivable and Other Receivables, page F-12
4.

We note that you have reflected a receivable for amounts not billed. Furthermore, the amounts not billed in you most recent quarterly period (November 30, 2004) have materially increased since the fiscal year end. Please expand your notes to specifically include a description of the prerequisites for billing these amounts not billed. In addition, for billed and unbilled receivables, please disclose (i) amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization including the nature and status of these principal items; and (ii) any billed or unbilled receivables expected to be collected after one year or a statement that all receivable amounts will be collected within one year.

	Response:	The Company will expand the notes and provide disclosure of the above recommended items in all subsequent filings.
Note 7 - Stockholders Equity, page F-15
5.	Please revise to include disclosures relating to outstanding options and warrants, as required by paragraphs 47 and 48 of SFAS No. 123.
	Response:	The Company will revise its disclosures relating to outstanding options and warrants in all subsequent filings.
6.

Please expand the first paragraph on page F-16 to provide pro forma net income (loss) and related pro forma per share data for all periods (i.e. both fiscal years) and not solely for the most recent fiscal year. Refer to the guidance in paragraph 45 of SFAS No. 123.

Response:

The Company will provide pro forma net income (loss) and related pro forma per share data for all periods (i.e. both fiscal years) and not solely for the most recent fiscal year in all subsequent filings.

28 Cottrell Street • Mystic, CT 06355 • Phone 860-245-0191 • Fax 860-536-6607

Joseph Foti
February 24, 2005

May 2004 Quarterly Newsletter
7.

Your newsletter discloses that you entered into an agreement with Sanders Design International (SDI) to help in the development of the commercial aviation missile countermeasures project. Please tell us the term of the agreement and why this information was not in your filing.

Response:

The filing did not include any other information on our agreement with SDI because the agreement had no material impact on our fiscal year ended May 31, 2004 financials or operations. Our agreement with SDI is for a term of ten (10) years. As prime contractor under our teaming agreement with SDI to develop missile countermeasures, we also are seeking federal funding for research and development of this technology. Although there are ongoing discussions among the Company, the federal government and airlines, there can be no assurances that any contracts will result from these efforts or that the technology will prove effective. We also recently agreed to provide up to $100,000 of independent research and development funding to SDI. These funds are recoverable as allowable overhead under the FAR. As of the filing date of our Form 10-KSB, we did not expect the teaming agreement or related activities to have a material effect on our operations or financial condition during our fiscal year ending May 31, 2005. Despite our subsequent agreement to SDI to facilitate research and development, our SDI related activities still have not had a material impact on our operations or financial condition. However, because of the potential for such impact, we have kept the market and our shareholders generally informed of our efforts in this area, subject to appropriate cautionary language.

August 2004 Quarterly Newsletter
8.

In June 2004, you repurchased 250,000 shares at an average price of $1.72. Tell us the business purpose of this transaction and provide disclosure of all significant transactions in the subsequent event note.

Response:

The Company repurchased shares of its common stock pursuant to a 10b5-1 plan (attached hereto as Exhibit 2) in order to enhance shareholder value. Company management believed that this was a prudent use of capital reserves. The Company will provide disclosure of all significant transactions in the subsequent event note of its subsequent filings.

28 Cottrell Street • Mystic, CT 06355 • Phone 860-245-0191 • Fax 860-536-6607

Joseph Foti
February 24, 2005

Please do not hesitate to call me at (860) 443-7768 if you have any further questions regarding the Company's filings.

Sincerely
David D. Cryer Chief Financial Officer Flight Safety Technologies, Inc.

28 Cottrell Street • Mystic, CT 06355 • Phone 860-245-0191 • Fax 860-536-6607

Exhibit 1

FLIGHT SAFETY TECHNOLOGIES, INC. Financial Statements May 31, 2004

To The Board of Directors
Flight Safety Technologies, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of Flight Safety Technologies, Inc. as of May 31, 2004, and the related statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for the years ended May 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all materials respects, the financial position of Flight Safety Technologies, Inc. as of May 31, 2004, and the results of its operations and its cash flows for the years ended May 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Farmington, Connecticut
July 7, 2004, except for Note 12 as to
          which the date is August 12, 2004

FLIGHT SAFETY TECHNOLOGIES, INC.

Balance Sheet

May 31, 2004
Assets
Current assets:
Cash and cash equivalents	$ 2,180,863
Contract receivables	532,043
Other receivables	194,479
Investments	6,871,424
Other current assets	28,840
Total current assets	9,807,649
Property and equipment, net of accumulated depreciation of $216,356	259,252
Other assets:
Intangible assets, net of accumulated amortization of $33,969	149,990
Investments	500,002
649,992
$10,716,893

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$ 615,911
Accrued expenses	141,259
Total current liabilities	757,170
Stockholders' equity
Preferred Stock, $0.001 par value, 5,000,000 shares authorized	--
Common stock, $0.001 par value, 50,000,000 shares authorized, 8,331,410 shares issued and outstanding	8,331
Additional paid-in-capital	13,105,863
Accumulated other comprehensive loss	(119,501)
Unearned stock compensation	(150,733)
Accumulated deficit	(2,844,237)
9,959,723
$10,716,893

The accompanying notes are an integral part of these financial statements

FLIGHT SAFETY TECHNOLOGIES, INC.

Statements of Operations and Comprehensive Loss

For The Years Ended May 31, 2004 and 2003
	2004	2003
Contract revenues	$3,593,784	$1,093,097
Costs and expenses:
Costs of revenues	2,392,166	799,259
Research and development	170,832	40,444
Selling, general and administrative	1,390,801	1,142,112
Depreciation and amortization	88,053	59,083
	4,041,852	2,040,898
Loss from operations	(448,068)	(947,801)
Other income (expense):
Interest income	39,749	7,868
Interest expense	--	(2,232)
	39,749	5,636
Loss before provision for income taxes	(408,319)	(942,165)
Provision for income taxes	15,895	1,809
Net loss	(424,214)	$(943,974)
Other comprehensive loss:
Unrealized holding loss arising during the period	(119,501)	--
Comprehensive loss	$(543,715)	$(943,974)
Net loss per share - basic	$(.07)	$(.24)
Weighted average number of shares - basic	6,194,059	3,948,067

The accompanying notes are an integral part of these consolidated financial statements

FLIGHT SAFETY TECHNOLOGIES, INC.

Statements of Changes in Stockholders' Equity
For The Years Ended May 31, 2004 and 2003

	Common Stock		Convertible Redeemable Preferred Stock		Additional Paid-In Capital
	Shares	Amount	Shares	Amount
Balance at May 31, 2002	2,796,000	$ 27,960	606,343	$ 6,063	$ 2,033,230
Issuance of common stock	850,000	850	--	--	1,528,793
Issuance of stock options	--	--	--	--	63,250
Amortization of unearned stock compensation	--	--	--	--	--
Net share exchange	11,111,104	(14,053)	(606,343)	(6,063)	62,350
Net loss	--	--	--	--	--
Balance at May 31, 2003	14,757,104	14,757	--	--	3,687,623
Issuance of common stock	3,028,600	3,028	--	--	7,590,110
Warrants exercised	850,000	850	--	--	1,699,150
Other comprehensive loss	--	--	--	--	--
Amortization of unearned stock compensation	--	--	--	--	117,500
Minority interest	294,129	294	--	--	882
Reverse split	(10,598,423)	(10,598)	--	--	10,598
Net loss	--	--	--	--	--
Balance at May 31, 2004	8,331,410	$ 8,331	--	$ --	$13,105,863

The accompanying notes are an integral part of these financial statements

FLIGHT SAFETY TECHNOLOGIES, INC.

Statements of Changes in Stockholders' Equity
For The Years Ended May 31, 2004 and 2003
	Accumulated Other Comprehensive Loss	Unearned Stock Compensation	Accumulated Deficit	Stockholders' Equity
Balance at May 31, 2002	$ --	$(98,088)	$(1,441,469)	$ 527,696
Issuance of common stock	--	--	--	1,529,643
Issuance of stock options	--	(36,250)	--	27,000
Amortization of unearned stock compensation	--	38,146	--	38,146
Net share exchange	--	--	(74,580)	(32,346)
Net loss	--	--	(943,974)	(943,974)
Balance at May 31, 2003	--	(96,192)	(2,460,023)	1,146,165
Issuance of common stock	--	--	--	7,593,138
Warrants exercised	--	--	--	1,700,000
Other comprehensive loss	(119,501)	--	--	(119,501)
Amortization of unearned stock compensation	--	(54,541)	--	62,959
Minority interest	--	--	--	1,176
Reverse split	--	--	--	--
Net loss	--	--	(424,214)	(424,214)
Balance at May 31, 2004	$ (119,501)	$ (150,733)	$(2,884,237)	$9,959,723

The accompanying notes are an integral part of these financial statements

FLIGHT SAFETY TECHNOLOGIES, INC.

Statements of Cash Flows
For The Years Ended May 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:
Net loss	$(424,214)	$(943,974)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	88,053	59,083
Non-cash compensation - common stock and options	62,959	65,146
Changes in operating assets and liabilities:
(Increase) Decrease in contract receivables	(376,210)	(155,833)
(Increase) Decrease in other receivables	(137,620)	(1,557)
(Increase) Decrease in other current assets	(4,112)	(14,116)
Increase (Decrease) in accounts payable and accrued expense	384,685	133,896
Net cash used in operating activities:	(406,459)	(857,355)
Cash flows from investing activities:
Purchase of investments	(7,490,927)	--
Purchases of property and equipment	(224,805)	(3,355)
Payments for patents and other costs	(29,777)	(34,510)
Net cash used in investing activities:	(7,745,509)	(37,865)
Cash flows from financing activities:
Proceeds from repayment of loans to officers	--	17,400
Payment on line of credit	--	(90,000)
Restricted cash	--	200,000
Proceeds from issuance of common stock	9,293,138	1,529,643
Net cash provided by financing activities	9,293,138	1,657,043
Net increase in cash and cash equivalents	1,141,170	761,823
Cash and cash equivalents at beginning of year	1,039,693	277,870
Cash and cash equivalents at end of year	$2,180,863	$1,039,693
Supplemental disclosures of cash flow information:
Cash paid during the year for
Income taxes paid (refunds)	$0	$(2,401)
Interest	0	2,232

The accompanying notes are an integral part of these consolidated financial statements

FLIGHT SAFETY TECHNOLOGIES, INC.

Notes To The Financial Statements
For The Years Ended May 31, 2004 and 2003

Note 1 - Summary of Significant Accounting Policies:

Significant accounting policies followed by Flight Safety Technologies, Inc. (the "Company") in determining financial position and the results of operations are as follows:

Consolidation

On June 27, 2003, Flight Safety Technologies Operating, Inc. was merged into Flight Safety Technologies, Inc. All previous inter-company accounts and transactions have been eliminated in the consolidation.

Nature of Business

The Company is engaged in the development of two proprietary sensor technologies:  SOCRATES and UNICORN.

SOCRATES (Sensor for Optically Characterizing Ring-eddy Atmospheric Turbulence Emanating Sound) is designed to detect clear air turbulence, microbursts and aircraft generated vortices which result in hazardous conditions to safe air travel.

UNICORN (Universal Collision Obviation and Reduced Near-Miss) is a technology that is being designed based upon an arrangement of radar which gives both visual and audible warning indication of approaching aircraft to pilots.

On May 29, 1997, the Company was awarded its first contract in the amount of $1,326,335, sponsored by the Federal Aviation Administration (FAA), to commence the development and "Proof-of-Principle" of Socrates. During the period February 22, 1998 through May 31, 1999, the FAA added seven modifications to this contract totaling $1,664,821.

The total contract funding for Phase I of Socrates in fiscal years 1997 and 1998 was $2,991,156. An additional $4,927,898 was awarded on August 29, 1999 for Phase II of Socrates, and Phase II was further increased to $6,041,448 on February 20, 2003. On September 30, 2003, Phase III of SOCRATES was funded for a total of $3,975,004 and as of May 31, 2004, the remaining funding for Phase III is $1,514,476.

The Company's Federal contract, with represents 100% of the revenues for 2004 and 2003, with modifications, was issued and is managed by The Volpe Center of the U.S. Department of Transportation. The Company submits, and receives payment on, monthly invoices, which represent progress payments covering the Company's total direct and indirect costs on the project.

The Company's primary office is in Mystic, Connecticut, and it also has offices in Baltimore, Maryland; Chicago, Illinois; and North Kingstown, Rhode Island. In addition to its full-time employees, the Company is further supported by a team of consultants and subcontractors, including Lockheed Martin Corporation, with whom the Company has a long-term Teaming Agreement, ICF Consulting Services, British Telecommunications, Alaska Native Technologies, Anteon Corporation and Georgia Tech Applied Research Corporation.

FLIGHT SAFETY TECHNOLOGIES, INC.

Notes To The Financial Statements
For The Years Ended May 31, 2004 and 2003

Note 1 - Summary of Significant Accounting Policies: (Continued)

Property and Equipment

Depreciation of property and equipment is provided using the straight-line method over estimated useful lives of five years. Expenditures for major renewals and betterments, which extend the useful lives of property and equipment, are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

Deferred taxes arise from differences in recording depreciation, amortization, and net operating loss carryforwards for financial statement and tax purposes.

Off Balance Sheet Risk

The Company had amounts in excess of $100,000 in a single bank during the year. Amounts over $100,000 are not covered by the Federal Deposit Insurance Corporation.

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments maturing within ninety days. As a result of the business combination with Reel Staff, Inc., the following non-cash transactions were recorded in 2003:

Accounts payable Common Additional paid-in capital	$31,170 5,674 37,736 $74,580

Intangible Assets

Intangible assets consist of patent costs associated with SOCRATES and UNICORN. Patents are being amortized using the straight-line method over a period of seventeen years.

Research and Development

Company sponsored research and development costs, including proposal costs and un-reimbursed expenditures for developmental activities are charged against income in the year incurred.

FLIGHT SAFETY TECHNOLOGIES, INC.

Notes To The Financial Statements
For The Years Ended May 31, 2004 and 2003

Note 1 - Summary of Significant Accounting Policies: (Continued)

Revenue and Cost Recognition

The Company recognizes income from contracts under the percentage of completion method of accounting for financial reporting purposes. Revenues are measured by the ratio of the costs incurred to date divided by the estimated total costs for each contract. Contracting costs include all direct material, labor, and subcontracting costs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Revenue related to claims is recorded at the lesser of actual costs incurred or the amount expected to be realized.

Per Share Data

Income or (loss) per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during each period. Potential common shares have not been included due to their anti-dilutive effect.

Fair Values of Financial Instruments

The estimated fair value of financial instruments has been determined based on the available market information and appropriate valuation methodologies. The carrying amounts of cash, accounts receivable, other current assets, accounts payable and accrued expenses approximate fair value at May 31, 2004, because of the short maturity of these financial instruments.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Concentration of credit risk exists with respect to contract receivables. This risk is mitigated by the fact that these receivables are with the United States Government.

FLIGHT SAFETY TECHNOLOGIES, INC.

Notes To The Financial Statements
For The Years Ended May 31, 2004 and 2003

Note 1 - Summary of Significant Accounting Policies: (Continued)

Stock Compensation

The Company applies Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock awards, and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). Under APB 25, compensation expense is recognized over the vesting period to the extent that the fair market value of the underlying stock on the measurement date exceeds the exercise price of the employee stock award.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". All transactions in which services are received for issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the date on which it is probable that performance will occur.

Note 2 - Contract Receivables and Other Receivables:

At May 31, 2004, accounts receivable consisted of the following:

U.S. Government: Amounts billed Amounts not billed	$ $	532,043 194,479 726,522

FLIGHT SAFETY TECHNOLOGIES, INC.

Notes To The Financial Statements
For The Years Ended May 31, 2004 and 2003

Note 3 - Investments Available-for-Sale:

The Company classifies its debt and marketable equity securities into held-to-maturity, trading, or available-for-sale categories according to the provisions of Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income or loss and reported in shareholders' equity. A summary of these investments is as follows:
2004 Available for Sale
Description	Cost	Fair Value	Unrealized Holding Gains/ (Losses)
Mutual bond funds	$1,999,256	$1,879,755	$(119,501)

Held to Maturity
Description	Carrying Amount	Fair Value	Unrecognized Gains/ (Losses)
Corporate bonds	$4,991,669	$4,994,920	$ 3,251
Corporate bonds	500,002	492,655	(7,347)
	$5,491,671	$5,487,575	$(4,096)

Contractual maturities of held-to-maturity securities at May 31, 2004, are as follows:

Carrying Amount
Due in one year or less Due in 2 - 5 years	$4,991,669 500,002 $5,491,671

FLIGHT SAFETY TECHNOLOGIES, INC.

Notes To The Financial Statements
For The Years Ended May 31, 2004 and 2003

Note 4 - Property and Equipment:

Property and equipment are summarized by major classifications as follows:

2004
Machinery and equipment	$263,832
Furniture and fixtures	8,007
Automobiles	134,722
Software	69,047
475,608
Less: accumulated depreciation	216,356
$259,252

Depreciation expense for the years ended May 31, 2004 and 2003 was $77,432 and $49,825, respectively

Note 5 - Intangible Assets:

The gross patent costs as of May 31, 2004 were $183,959. Related accumulated amortization was $33,969. Amortization expense for the years ended May 31, 2004 and 2003 was $10,621 and $9,258, respectively. Amortization expense for the next five years is expected to be $12,600 per year.

Note 6 - Related Party Transactions:

The Company utilizes the lobbying services of a firm that is wholly-owned by one of the Company's directors. Total expenses related to these services were $96,244 and $74,818 for the years ended May 31, 2004 and 2003, respectively. As of May 31, 2004 and 2003, fees of $9,962 and $6,865 remained unpaid in this regard, respectively.

Note 7 - Stockholders' Equity:

Common Stock

During the year ended May 31, 2004, the Company had a public placement of 3,028,600 common shares which raised gross proceeds of $9,085,800, and after deduction of expenses, net proceeds were $7,593,138. The Company also had 850,000 warrants exercised, which raised $1,700,000.

FLIGHT SAFETY TECHNOLOGIES, INC.

Notes To The Financial Statements
For The Years Ended May 31, 2004 and 2003

Note 7 - Stockholders' Equity: (Continued)

Common Stock Options and Warrants
	Common Stock Options	Common Stock Warrants
Outstanding at May 31, 2002	609,540	121,269
Exchange pursuant to recapitalization	914,310	181,904
Options granted to non-employees	50,000	---
Exchange pursuant to recapitalization	75,000	---
Options granted to a director	125,000	---
Warrants issued with the common stock issuance	---	850,000
Outstanding at May 31, 2003	1,773,850	1,153,173
Options granted to a director	125,000	---
Warrants exercised		(850,000)
One for three reverse split	(1,265,895)	(202,101)
Public offering warrants	--	1,514,300
Public offering underwriters warrants	--	405,000
Outstanding at May 31, 2004	632,955	2,020,372

The exercise price of the options and warrants was increased from $2.00 to $6.00 as a result of the reverse split. There were no options or warrants granted to employees in 2003. Of the 632,955 options outstanding at May 31, 2004 586,080 are vested. The public offering warrants represents one warrant for each unit of common stock sold with a warrant price of $3.30. The underwriter warrants are priced at $3.60 for 270,000 and $5.40 for 135,000 warrants.

Stock based expense attributable to options issued to non-employees based on the fair value of the shares issued was $9,062 for the year ended May 31, 2004. Deferred stock based expense for the unvested portion of the options issued was $13,594. Stock based expense attributable to employees was $29,375 in 2004. Deferred stock based expense for the unvested portion of the options issued was $88,125. Stock base expense would have been $171,250 under the fair value method in SFAS No. 123. Net loss would have been $566,089 and net loss per share would have been $.09 per share.

FLIGHT SAFETY TECHNOLOGIES, INC.

Notes To The Financial Statements
For The Years Ended May 31, 2004 and 2003

Note 7 - Stockholders' Equity: (Continued)

The fair value of the options granted to employees and non-employees is estimated on the measurement date based on the Black-Scholes minimum value pricing model using the following assumptions:
	2004	2003
Risk free interest rate Expected dividend yield Expected life of the options Expected volatility	3.74% None Three Years 40%	5.22% None Three Years 30%

Stock based expense attributable to common stock issued to employees (201,000 shares) based on the fair value of the shares issued was $24,522 and $24,522 for the years ended May 31, 2004 and 2003, respectively. Deferred stock based expense for the unvested portion of the stock issued was $49,014.

The stock options and warrants expire as follows:
	Stock Options	Warrants
2005 2006 2007 2008 2009	83,334 41,667 424,620 83,334 -- 632,955	-- 101,072 -- 405,000 1,514,300 2,020,372

Note 8 - Income Taxes:

Provision for income taxes for 2004 and 2003 is as follows:
	2004	2003
Current tax Deferred tax benefit Valuation allowance	$ 15,895 (87,420) 87,420 $ 15,895	$ 1,809 (731,239) 731,239 $ 1,809

FLIGHT SAFETY TECHNOLOGIES, INC.

Notes To The Financial Statements
For The Years Ended May 31, 2004 and 2003

Note 8 - Income Taxes: (Continued)

Current tax for 2004 and 2003 is due to State taxes on capital. Temporary differences relate to the differences in depreciation and amortization methods used for book and tax basis, and certain accrued liabilities. The Company has recorded a valuation allowance of 100% of the deferred tax asset because it is uncertain if the asset will be realized. The Company has Federal and State net operating loss carryforwards of approximately $1,900,000, to reduce future taxable income, if any. The Federal operating losses expire in various years through 2024 and the State operating losses expire in various years through 2009. The Company also has State tax credit carryforwards of approximately $10,000, which expire in the year 2009.

Note 9 - Commitments:

The Company has leased office space at $1,600 per month in Mystic, Connecticut, which expires March 31, 2005. The Company also leases office space, on a month to month basis, in Baltimore, Maryland, from an officer of the Company at $500 per month, and in New London, Connecticut at $357 per month from the Kildare Corporation. On April 23, 2004, the Company entered into a lease for the period of June 1, 2004 to May 31, 2005, for office space in North Kingston, Rhode Island at $1,120 per month. Rent expense was $28,427 and $24,488 for the years ended May 31, 2004 and 2003, respectively.

In connection with the transfer of the UNICORN technology from Advanced Acoustical Concepts, Inc. to the Company, the Company has agreed to pay a 3% royalty on all net sales of UNICORN products. As of May 31, 2004 and 2003, no amounts have been paid under this commitment.

The Company has commitments with various firms for lobbying services totaling $144,000 for the next fiscal year.

Note 10 - Teaming Agreement:

In connection with SOCRATES, the Company has entered into a Teaming Agreement (as defined in the Federal Acquisition Register "FAR") with Lockheed Martin Corporation ("Lockheed"). The Company will act as the primary contractor and Lockheed will function as the primary subcontractor. The agreement is for a ten year period ending in 2007, unless terminated earlier based on specific conditions identified under the agreement. As of May 31, 2004 and 2003, the Company was liable to Lockheed for $412,239 and $129,224, respectively.

FLIGHT SAFETY TECHNOLOGIES, INC.

Notes To The Financial Statements

For The Years Ended May 31, 2004 and 2003

Note 11 - Recapitalization:

On September 1, 2002, the Company's stockholders in exchange for 96.54% of its common and preferred stock receiving a 53% interest in another corporation (Reel Staff, Inc.). This transaction resulted in a business combination treated as a reverse acquisition and recapitalization whereby Flight Safety Technologies, Inc. became the surviving entity. Then Reel Staff, Inc. changed its name to Flight Safety Technologies, Inc. The stock exchange rate was two and one half shares of Reel Staff, Inc. for every share of preferred and common stock tendered by the existing stockholders of Flight Safety Technologies, Inc. The result was the issuance of 7,611,775 shares of common stock. In conjunction with the share exchange the Company issued 850,000 shares of common stock in a private placement. The private placement raised gross proceeds of $1,700,000, and after deduction of expenses, net proceeds were $1,529,643. The Proforma operating results of this transaction as of the beginning of the reporting years would be as follows:

2003
Net sales Operating expenses Net loss Net loss per share	$ $ $ $	1,093,097 (2,040,898) (943,974) (.24)

Effective December 31, 2003, the Company completed a 1 for 3 reverse stock split. Common stock outstanding was reduced by 10,598,423 and common stock was decreased by $10,598, with a corresponding increase in additional paid-in-capital. The weighted average number of shares decreased by 7,896,134 and net loss per share increased by $(.16) for 2003.

Note 12 - Subsequent Event:

The Company received notice on July 30, 2004, that a purported class action suit was filed that asserted claims under Section 10b of the Securities Exchange Act of 1934. The Company believes the claims are without merit and intends to vigorously contest them.

Exhibit 2

ISSUER SECURITIES REPURCHASE INSTRUCTION

Issuer Securities Repurchase Instruction, dated as of May 15, 2003 (the "Instruction"), between FLIGHT SAFETY TECHNOLOGIES, INC. (the "Issuer") and MERRILL LYNCH (the "Broker").

WHEREAS, Issuer desires to repurchase shares of its common stock, par value $.001 per share, (the "Common Stock"), pursuant to its publicly announced Securities Repurchase Program (the "Program"); and

WHEREAS, Issuer desires to appoint Broker to repurchase shares of Common Stock on its behalf in accordance with this Instruction and the Program;

NOW, THEREFORE, the Issuer and Broker hereby agree as follows:
1.

Trading Requirements (Amount/Price/Date). Broker shall effect a repurchase (each a "Purchase") of shares of Common Stock in accordance with this Instruction on each day on which the NASD Over-the-Counter Bulletin Board is open for trading and the then applicable market price for the Common Stock is a price of not more than $.70 per share.

Notwithstanding the foregoing, the total number of shares of Common Stock to be purchased on any day shall not exceed the then applicable volume limitation of Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

2.	Effective Date/Termination. This Instruction shall become effective upon execution by the final signatory and shall terminate upon the earlier of:
	(a)	December 31, 2003;
	(b)	such time as the aggregate purchase price for all shares of Common Stock purchased under the Program equals $200,000; and
	(c)	any time any trade contemplated hereunder shall result in a violation of, or adverse change consequences under, applicable securities laws.
3.	Representations and Warranties.
	(a)	Issuer represents and warrants that the Purchase of Common Stock pursuant to this Instruction has been duly authorized by the Issuer and is consistent with the Issuer's Program.
(b)

Issuer understands that Broker may not be able to effect a Purchase due to a market disruption or a legal, regulatory or contractual restriction applicable to the Broker. If any Purchase cannot be executed as required by Paragraph 1, due to a market disruption, a legal, regulatory or contractual restriction applicable to the Broker or any other event, Broker agrees to effect such Purchase as promptly as practical after the cessation or termination of such market disruption, applicable restriction or other event.

(c)

Issuer represents and warrants that it is not aware of material, nonpublic information and is entering into this Instruction in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

	(d)	Broker hereby acknowledges to you that we are familiar with, and intend to comply fully with, the purchasing conditions of SEC Rule 10b-18.
(e)

Issuer hereby represents to you that until you receive at least one (1) day's written notice from us to the contrary, you shall be the only broker-dealer through which we shall repurchase shares of the company.

4.	Compliance with the Securities Laws.
	(a)	Broker agrees to comply with Rule 10b-18 under the Exchange Act in effecting any Purchase of Common Stock pursuant to this Instruction.
(b)

It is the intent of the parties that this Instruction comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act and this Instruction shall be interpreted to comply with the requirements of Rule 10b5-1(c).

5.

Modification. This Instruction may be modified by Issuer provided such modification (i) is in writing; (ii) is made in good faith and not as a part of a plan or scheme to evade prohibitions of Rule 10b-5; and (iii) is in accordance with the terms of the Program.

6.	Governing Law. This Instruction shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the undersigned have signed this Instruction as of the date first written above.

FLIGHT SAFETY TECHNOLOGIES, INC. By: /s/ Samuel A. Kovnat	MERRILL LYNCH By: /s/ Felicia A. Klug
Samuel A. Kovnat Its Chairman and Chief Executive Officer Date: 05/14/03	Its Administrative Manager/Vice-Pres. Date: 05/19/03